**NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENTS AS SET FORTH IN THE STAFF'S LETTER
DATED APRIL 28, 2009**

This Memorandum sets forth the response of National Instruments Corporation (the "Company", "NI", "we", "us", or "our") to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in the Staff's letter dated April 28, 2009.

Because of the commercially sensitive nature of selected information contained herein, this submission is accompanied by our request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

This Memorandum is being filed via EDGAR. For your convenience, the Company has incorporated the Staff's comments in bold typeface before each of its responses.

SEC Comment No. 1

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Performance Graph

We note your response to prior comment 1, which asked you to explain why you did not use a published industry or line-of-business index, and why you could not reasonably identify a peer group and present the stock price performance of your peers. On page 19 of your definitive proxy statement filed on March 31, 2009, you disclose that you view companies in the high technology industry that have annual revenues ranging from $500 million to $1.5 billion as your peers for making executive compensation decisions. You further state that you used the peer companies included in the "Radford Surveys" as the appropriate starting point for

benchmarking the compensation of your executives. Please explain why you believe these companies are your peers for executive compensation purposes, but are not your peers for purposes of evaluating stock performance and providing disclosure responsive to Item 201(e) of Regulation S-K.

Response to Comment No. 1

In response to the Staff's comment, we note for the Staff that the Radford Survey data we used for executive compensation purposes includes over 140 companies (which are listed on an exhibit to our definitive proxy statement) that have annual revenues ranging from $500 million to $1.5 billion. However, these companies serve a variety of industries, including biotechnology, software, semiconductors and networking that are very different from the industry in which we operate. Thus, we do not consider these companies to be our "peers" from a competitive or product offering point of view. We use this Radford Survey data for executive compensation purposes because Radford is one of the leading sources of compensation data and this is the format in which they provide the data. Accordingly, we and our Compensation Committee have determined that as an element of our executive compensation review process it is appropriate to consider data from recognized sources such as Radford and to consider the practices of other companies of comparable revenue levels even though such companies may not be in our line of business or industry. In contrast, it is our belief and understanding that in creating a "peer group" for purposes of the performance graph, the companies in the peer group should be companies that compete with us or that are otherwise in our same line of business. Thus, we do not believe that the companies in the Radford Survey data would be an appropriate peer group for performance graph purposes.

SEC Comment No. 2

Item 11. Executive Compensation

Incorporated by Reference to Definitive Proxy Statement Filed March 31, 2009

Board Compensation, page 14

On page 12 of your definitive proxy statement, you state that you have engaged John K. Medica, a director, in an advisory capacity, and that during 2008, Mr. Medica earned an aggregate of approximately $43,750 for such consulting work. In addition, in 2008, you reimbursed Mr. Medica approximately $2,195 for his travel expenses. It does not appear that you included these amounts in column (g) of the Director Compensation table. Please explain. In addition, please tell us whether you have an agreement with Mr. Medica. If you have an agreement, please provide us with your analysis as to how you determine not to file such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response to Comment No. 2

In response to the Staff's comment, we advise the Staff that Mr. Medica is not currently providing services to us under any written agreement. As disclosed on page 12 of our definitive proxy materials, the terms under which Mr. Medica is providing consulting services are that he is compensated at a rate of $2,500 per day and is reimbursed for his expenses related to such services. In future filings, we will include in column G of the director compensation table, any amounts paid to Mr. Medica for such consulting services.

SEC Comment No. 3

Item 15. Exhibits and Financial Statement Schedules

Note 8. Income Taxes

We note from your response to prior comment 5 that you released the valuation allowance for deferred tax assets by $8.7 million and $18.3 million in fiscal 2007 and fiscal 2008, respectively, based upon the history of earnings generated by the Hungarian manufacturing operations. With respect to these operations, please provide us with (a) the taxable income generated in fiscal 2007 and 2008 and (b) your expectation of taxable income for future periods. Additionally, please explain if there were any changes in your expectations that led to the additional reversal in fiscal 2008.

Response to Comment No. 3

In response to the Staff's comment, we advise the Staff that the taxable income generated by our Hungarian manufacturing operations before the reversal of existing temporary differences and carryforwards was $51.5 million and $75.0 million in fiscal 2007 and 2008, respectively. Subject to economic conditions, we expect taxable income before the reversal of existing temporary differences and carryforwards to be approximately [****] and [****] in fiscal 2009 and 2010, respectively (with 2009 and 2010 being the two years for which we believed the tax benefit of the excess tax goodwill was more likely than not to be realized as of December 31, 2008). Considering our evolving manufacturing strategy, including the decision about where and when to construct a new manufacturing facility, as well as the uncertain business environment in Hungary, we reevaluate annually the realization of the tax benefit of the deferred tax asset for the excess tax goodwill in Hungary. Based on that reevaluation during fiscal 2008, the decision was made to continue our manufacturing operations in Hungary for an additional year. Because we expected to realize a tax benefit for an additional year beyond that previously recognized, we released a corresponding additional amount of the valuation allowance in fiscal 2008.

SEC Comment No. 4

We also note that the remaining valuation allowance for the original deferred tax asset from the Hungarian restructuring was $44.5 million as of December 31, 2008. However, the difference ($64 million) in the amount of the original valuation allowance ($91 million) and the subsequent reversals in fiscal 2007 and 2008 ($27

million) does not reconcile with the ending balance. Please confirm what the $19.5 million difference relates to and the related accounting treatment for it.

Response to Comment No. 4

In response to the Staff's comment, we advise the Staff that the $19.5 million difference between the original valuation allowance of $91 million, reduced by the reversals in fiscal 2007 and 2008 of $27 million, and the ending balance of $44.5 million, is the result of several different items. A summary of the cumulative impact of each of these items on the valuation allowance from fiscal 2003 through 2008 is as follows:

	(in millions)
Original valuation allowance	$ 91.0
Annual Hungarian tax goodwill amortization	(45.3)
Increase in Hungarian tax rate	14.9
Foreign currency remeasurement	10.9
Reversals	(27.0)
Ending balance in valuation allowance	$ 44.5

The amortization of the goodwill for tax purposes by NI Hungary Hardware and Software Kft. ("NIH") resulted in net operating loss carryforwards during the period prior to the 2007 merger. A full valuation allowance was recorded for the deferred tax asset related to the net operating loss carryforward for the same reasons as articulated for the deferred tax asset related to the tax goodwill. Therefore, the amortization of the goodwill had no impact on our income tax provision.

SEC Comment No. 5

Tell us where you recorded the debit to the financial statements when the Company originally established the valuation allowance against the deferred tax asset that resulted from the Hungarian restructuring. If the offset was to the Company's tax provision in fiscal 2003 or 2004, then tell us how this was reflected in your tax reconciliation schedule.

Response to Comment No. 5

In response to the Staff's comment, we advise the Staff that when we originally established the valuation allowance against the deferred tax asset that resulted from the Hungarian restructuring, the debit to the financial statements was recorded to the income tax provision. When we recorded the deferred tax asset itself, we recorded a credit to the income tax provision. Because the deferred tax asset and the valuation allowance were recorded in the same period in fiscal 2003 and for the same amount, the debit and credit recorded to the income tax provision offset and the transactions had no net impact on the income tax provision or the tax reconciliation schedule.